ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

August 16, 2006

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

Re:	Endo Pharmaceuticals Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

File No.: 001-15989

Dear Mr. Rosenberg:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”), I am writing in response to the supplemental issues raised by the staff of the Securities and Exchange Commission (the “Commission”) on July 25, 2006.

For the convenience of the staff, I have transcribed the initial comments being addressed with Endo’s initial and supplemental responses following thereafter.

Form 10-K for December 31, 2005

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates, page 49

1.	Your discussion of critical accounting policies does not explain how the estimates have affected your results of operations. Provide to us disclosure that quantifies how accurate your estimates and assumptions have been in the past. Refer to Release No. 33-8350.

May 16, 2006 initial response:

As a result of our interpretation of Release No. 33-8350, as part of our critical accounting policies and estimates, we provided a rollforward of the largest components of our most significant critical accounting policy and estimate, namely, sales deductions, in order to quantify the impact of sales deductions on our results of operations. We considered the addition of another column within the rollforward to capture the current provision related to sales made in prior periods; however, those amounts were not material and therefore, we did not separately disclose such information. During the years ended December 31, 2005 and 2004, adjustments, for prior periods over accruals, totaling $11.8 million and $5.6 million, respectively, were recorded that related to prior periods’ sales deduction accruals. These amounts represented 1.4% and 0.9% of net sales in 2005 and 2004, respectively and as a result, were not considered material enough to warrant separate disclosure. We will add the following disclosure to our future critical accounting policy disclosure for sales deductions, when appropriate:

Adjustments for prior periods’ sales deduction accruals have not been material.

June 16, 2006 supplemental response:

In addition to the factors noted above, we evaluated the adjustments related to prior periods in the context of SEC Staff Accounting Bulletin: No. 99-Materiality. The adjustments for prior periods’ over accruals, totaled $11.8 million and $5.6 million in 2005 and 2004, respectively, were, on an after-tax basis, 3.6% and 2.4% of net income and 0.9% and 0.5% of total stockholders’ equity in 2005 and 2004, respectively. Therefore, we determined that these amounts were not material on a quantitative basis, which was our first step in determining materiality. The provisions for sales deductions are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesalers and indirect customers. As such, if the assumptions used to calculate these adjustments do not appropriately reflect future activity, our financial statements could be materially impacted. However, we believe that the information that we utilize allows us to make reasonable estimates of our provisions for sales deductions. On a qualitative basis, we determined that the adjustments for prior period over accruals are a result of the significant and complex estimates that must be made in the recognition of our revenue and are not a result of a misstatement from an item capable of precise measurement. Due to the complexity of the estimates made, there is a degree of imprecision inherent in the estimate for sales deductions. Additionally, the adjustments did not impact our trend of earnings or our compliance with any of our debt covenants in 2005 or 2004. As a result, we did not consider these adjustments to be material on a qualitative basis. As a result of our determination that these amounts were not material, either quantitatively or qualitatively, we did not separately disclose these adjustments within our critical accounting policies and estimates. We will continue to monitor these adjustments in the future and adjust our disclosures accordingly.

August 16, 2006 supplemental response:

We will disclose these types of changes in estimates in future filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. License and Collaboration Agreements, page F-14

3.	Please provide us with additional information regarding your capitalization of the up-front license fees of $25 million, $7.5 million and $10.0 million paid pursuant to your agreements with SkyePharma, Inc., EpiCept Corp. and Orexo AB in December 2002, December 2003 and August 2004, respectively. That is, clarify how your decision to capitalize each of these up-front payments correlates to paragraph 11 c. of SFAS No. 2 and specify the stage of development for the related product or products at the time you paid the up-front license fee under each agreement. Further, explain why you believe it is appropriate to capitalize the initial payment, but expense subsequent payments as research and development expense. We note that the payment to Orexo AB was for the right to develop and market the product. Fully explain why the payment should not be expensed as research and development if that payment was for, in part, the right to develop. Contrast the accounting for Orexo AB with the accounting for the ProEthic agreement, pursuant to which the entire upfront payment was expensed. Relate the $20 million expensed as research and development in 2005, as discussed in Note 7.

May 16, 2006 initial response:

We refer you to the excerpt below from our response, dated May 30, 2003, to your letter, dated May 16, 2003, as it related to the $25 million upfront payment to SkyePharma:

Note 4. License and Collaboration Agreements

SkyePharma, page F-14

6.	It appears that you capitalized the $25 million upfront payment paid to SkyePharma. Please disclose, and explain to us, your basis for capitalizing the upfront payment. Clarify how you determined that the upfront payment represents the fair value of the development products licensed to Endo. We note in the Development and Marketing Strategic Alliance Agreement that the payment is consideration for past work in respect to DepoMorphine.

On December 31, 2002, we entered into a Development and Marketing Strategic Alliance Agreement with SkyePharma, Inc. (the “Alliance Agreement”). The Alliance Agreement provides Endo with the exclusive license to market and distribute DepoMorphine(TM) and Propofol IDD-D(TM) (collectively, the “Products”) in the U.S. and Canada.

Under the terms of the Development Program established pursuant to the Alliance Agreement, except in limited circumstances where the parties mutually agree otherwise, SkyePharma is responsible for the development of the Products, including formulation development, pre-registration clinical trials, toxicology studies and any post-registration studies required to be conducted by regulatory authorities. In addition, SkyePharma is responsible for funding the Development Program.

Under the terms of the Commercialization Program established pursuant to the Alliance Agreement, SkyePharma is only responsible (except to cure a failure by Endo) for the manufacture of the Products and the funding of the manufacture of the Products. Under the terms of the Commercialization Program established pursuant to the Alliance Agreement, Endo is responsible for the marketing, advertising, promotion, launch (including pre-launch marketing) and sales activities relating to the Products and for the funding of all such activities.

Paragraph 9 of SFAS No. 142, Goodwill and Other Intangible Assets, states, in part:

An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value.

Paragraph 11 of SFAS No. 142 states, in part:

The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

We believe that this contract-based intangible which represents the exclusive license to the U.S. and Canadian marketing and distribution rights for DepoMorphineTM and Propofol IDD-DTM constitutes an intangible asset as contemplated by SFAS No. 142. We believe that DepoMorphineTM and Propofol IDD-DTM will provide significant cash flows to us in the future. In determining the useful life of this intangible asset, we considered various factors impacting estimated useful lives and cash flows of the acquired rights including the expected launch dates of the Products, the strength of the intellectual property protection of the Products and various other competitive, developmental and regulatory issues. In addition, we considered the contractual provisions of the Alliance Agreement which provide Endo these exclusive license rights on a product-by-product, country-by-country basis until the later of (i) the expiration of the patents covering the products or (ii) the 15th anniversary of the first commercial sale of such products. Based on these factors we estimated the useful life of the license rights to be 17 years.

In exchange for the exclusive license for the marketing and distribution rights of the Products, we made an upfront payment of $25.0 million.

Paragraph 9 of SFAS No. 142, Goodwill and Other Intangible Assets, refers the reader to paragraphs 5-7 of SFAS No. 141, Business Combinations. Paragraph 6 of SFAS No. 141 states, in part:

Exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash…measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

We believe that the cash paid by Endo for the exclusive marketing and distribution rights of the Products is the more clearly evident measure of fair value. In addition, we believe that the upfront payment represents the fair value of the development Products licensed to us under the Alliance Agreement considering the fact that the upfront payment was the result of a lengthy arms’ length negotiation between the parties as well as the fact that we believe that SkyePharma had undertaken a lengthy selection/auction process prior to choosing Endo as its ultimate partner. Although we acknowledge SkyePharma’s past work with respect to its DepoMorphineTM product may have been a consideration in SkyePharma’s determination of the fairness of the upfront payment, we acquired marketing and distribution rights for both DepoMorphineTM and Propofol IDD-DTM and expect all of these rights to provide cash flows to us in the future.

We assess these license rights for impairment periodically. The impairment testing involves comparing the carrying amount of the asset to the undiscounted future cash flows of the products. In the event that the carrying value of the asset exceeds the undiscounted future cash flows of the products and the carrying value is not considered recoverable, an impairment would exist. An impairment loss is measured as the excess of the asset’s carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs.

The Alliance Agreement contemplates further payments and royalties from Endo to SkyePharma based upon defined milestones and thresholds. We expect these payments to be current period expenses.

We will expand our disclosure in future filings with our basis for capitalizing the upfront payment.

With respect to our upfront payment to EpiCept in December 2003, pursuant to the factors and accounting guidance noted in our 2003 response related to SkyePharma enumerated above, we capitalized the upfront payment as an intangible asset representing the fair value of the exclusive, worldwide rights to certain patents and the exclusive, worldwide commercialization rights to EpiCept’s LidoPAIN® BP product. EpiCept remains, at its sole cost and expense, responsible for continuing and completing the development for the LidoPAIN® BP product. We do not believe that the upfront payments to SkyePharma and EpiCept fall under the provisions of paragraph 11c. of FASB Statement No. 2, “Accounting for Research and Development Costs”, as the payments were not related to an asset to be used in research and development activities.

As part of the license agreement with Orexo, in addition to the right to market the product, we acquired the right to develop Orexo’s proprietary sublingual, muco-adhesive technology combined with fentanyl, sufentanil, alfentanil and/or remifentanil as active ingredients, including all dosage strengths, line improvements and line extensions thereof. The acquisition of this development right is governed by the accounting provisions of Paragraph 11c. of SFAS No. 2, which addresses the accounting for intangibles purchased from others and states:

The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.

As such, we determined that the cost of the right to develop these products and the cost of the right to market these products were inextricably linked and therefore should be expensed as research and development in our financial statements, absent any alternate future uses. Since we acquired both marketing and development rights for products that did not have regulatory approval, we evaluated, at the time of acquisition of these rights, whether the products had any currently identifiable alternative future uses. We determined that Orexo’s patented technology had alternative uses in addition to its use with the active ingredient fentanyl. We anticipated that alternate future uses of Orexo’s technology could include developing products containing the active ingredient sufentanil (which is the active ingredient in our early-developmental chronic pain pipeline product CHRONOGESICTM licensed to us from Durect in 2002 and is also the active ingredient in our recently acquired chronic pain pipeline product that is a patch also licensed to us from Durect and discussed below). In addition, the development of Orexo’s proprietary sublingual, muco-adhesive technology may also help us in the development of line extensions of some of our other pipeline products such as frovatriptan, oxymorphone and other opioid-based products. Therefore, since the Orexo intangible asset has alternate future uses, we accounted for the acquisition of this intangible asset in accordance with the relevant provisions of SFAS No. 142, as enumerated in the SkyePharma discussion above. During the year ended December 31, 2005, we expensed $7.3 million related to the Orexo agreement in 2005 as a result of the achievement of certain research and development milestones. These milestones relate to the culmination of current period research and development activities for a product that is now in Phase III clinical trials and thus have been considered period expenses.

In March 2005, we acquired the development and marketing rights to a developmental product from ProEthic Pharmaceuticals Inc. for an upfront payment of $10 million, and we expensed this amount as research and development. It was determined that the cost of the right to develop the product and the cost of the right to market the product were inextricably linked and therefore should be expensed as research and development in the financial statements. Since we acquired a specific product from ProEthic and not a technology, we do not believe that the ProEthic product has an alternate future use, which is the differentiating factor from the Orexo agreement discussed above. Also in March 2005, we acquired the development and commercial rights to a development product (the sufentanil patch product discussed above) from DURECT Corporation for $10 million, which we also expensed as research and development in 2005. The total of $20 million from these two agreements is the $20 million research and development expense referred to in Note 7 and in your question.

As disclosed within our license and collaboration agreements policy footnote in Note 2 to our consolidated financial statements, in connection with the licensing or acquisition of third parties’ products and technology, we are generally required to make up-front payments, milestone payments contingent upon the achievement of certain pre-determined criteria, royalty payments based on specified sales levels of the underlying products and/or certain other payments. Up-front payments are either expensed immediately as research and development or capitalized. The determination to capitalize amounts related to licenses is based on management’s judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value of such amounts based on projected sales of the underlying products, the commercial status of the underlying products and/or various other competitive factors. Milestone payments made prior to regulatory approval are generally expensed as incurred, since in most cases the payment relates to the completion of research and development activities, and milestone payments for products that have regulatory approval are generally capitalized as an intangible asset. We believe that this policy complies with the provisions of SFAS No. 2 and SFAS No. 142.

June 16, 2006 supplemental response:

The following discussion supplements the factors noted above in our May 16, 2006 response.

One of the key elements of our business strategy is acquiring and in-licensing complementary products, compounds and technologies. We continue to enrich our product line through selective product acquisitions and in-licensing, or acquiring licenses to products, compounds and technologies from third parties. Upon acquiring these licenses, we either expense as research and development or capitalize and record an intangible asset and amortize the intangible asset using the straight-line method over its estimated useful life. The cost of licenses are either expensed immediately as research and development expense in accordance with SFAS No. 2, or capitalized, in accordance with SFAS No. 142.

In accordance with SFAS No. 2, all research and development costs are to be expensed when incurred. SFAS No. 2 states that the cost of intangibles that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) should be capitalized and amortized as intangible assets. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses and therefore no separate economic values are considered research and development costs and are expensed when incurred. There have been cases where we acquired both the marketing and development rights for products that do not have regulatory approval and that do not have currently identifiable alternative future uses. In this case, the cost of the right to develop the products and the cost of the right to market the products would be inextricably linked and therefore expensed in the financial statements as research and development.

The determination to capitalize amounts related to licenses is based on management’s judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value of such amounts based on projected sales of the underlying products, the commercial status of the underlying products and/or various other competitive factors. The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets acquired individually but not intangible assets acquired for use in research and development activities, which is governed by SFAS No. 2. The acquisition of distribution and marketing rights does not fall under the provisions of SFAS No.2 since there is no acquisition of assets to be used in research and development activities. We record the acquisition of the identifiable intangible asset (i.e. license) at cost which represents its fair value due to the fact that the cost is determined based on a bargained exchange transaction that is conducted at arm’s length. This provides reliable evidence about the existence and fair value of the asset. Additionally, the license meets the definition of an asset as defined in FASB Concepts Statement No. 6, “Elements of Financial Statements” which states “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events”.

With respect to our upfront payment to SkyePharma in December 2002 we capitalized the upfront payment as an intangible asset representing the fair value of the licensing of the marketing and distribution rights of SkyePharma’s development products. At the time of the license, DepoDur® was in Phase III clinical trial development and had already completed a successful Phase III clinical trial demonstrating that the product when administered in patients undergoing hip surgery had a safety profile typical for an epidural opioid agent and that patients experienced dose-related post-operative pain relief for 48 hours. The results were statistically significant. Additional clinical trial results from ongoing trials, which were expected to come in the months following our licensing of the rights, were necessary for filing a New Drug Application (NDA) to the FDA expected by mid-2003, however, due to the fact that the active ingredient (morphine) is well characterized as an FDA approved drug for pain management, the drug delivery technology for delivering the morphine was already used in an FDA approved drug (DepoCyt) and a successful Phase III clinical trial had been completed at the time of the licensing, we believed that the probable future economic benefits criteria was met. The NDA for DepoDur® was submitted to the FDA in July 2003, approved in May 2004 and became commercially available in December 2004.

With respect to our upfront payment to EpiCept in December 2003, we capitalized the upfront payment as an intangible asset representing the fair value of the exclusive, worldwide rights to certain patents and the exclusive, worldwide commercialization rights to EpiCept’s LidoPAIN® BP product. The patent rights we licensed from EpiCept provided us the opportunity to assert this patent against anyone trying to bring a lidocaine containing patch intended to treatment of back pain. This patent had probable future economic benefit to us one of our most significant products, Lidoderm®, is a lidocaine containing patch. Although Lidoderm® is only promoted for its approved indication of post-herpetic neuralgia (the chronic pain after the onset of shingles), we believe that it is used off-label for back pain and have studied it for this indication.

With respect to our upfront payment to Noven in February 2004 we capitalized the upfront payment as an intangible asset representing the fair value of the licensing of the rights to commercialize Noven’s transdermal fentanyl patch a generic equivalent to a marketed product Duragesic. At the time of the license, we believed that Noven had completed all of the developmental work related to obtaining the marketing rights for the product. Based on our review of the data generated by Noven and included in their ANDA filed with the FDA in July 2003, we believed that the Noven product was probable of being approved by the FDA in early 2005 and thus had probable future economic benefit to us. Subsequent to this determination, in September 2005, the FDA informed Noven that it will not approve the ANDA for its transdermal fentanyl patch based on the FDA’s assessment of potential safety concerns related to the higher drug content in the Noven product versus the reference-listed product, Duragesic. We wrote-off in September 2005 the approximately $6 million, which represented the unamortized portion of the upfront license fee that Endo paid Noven in February 2004.

As stated in our 2003 response enumerated above, we believe that the upfront payment to SkyePharma represented the fair value of the development Products licensed to us under the Alliance Agreement considering the fact that the upfront payment was the result of a lengthy arms’ length negotiation between the parties as well as the fact that we believe that SkyePharma had undertaken a lengthy selection/auction process prior to choosing Endo as its ultimate partner. Although we acknowledge SkyePharma’s past work with respect to its DepoDur® product may have been a consideration in SkyePharma’s determination of the fairness of the upfront payment, we acquired marketing and distribution rights for both DepoDur® and Propofol IDD-DTM and expected these rights to provide cash flows to us in the future. Milestone payments made subsequent to the acquisition of the marketing and distribution rights related to the culmination of research and development activities performed by SkyePharma subsequent to the acquisition of the marketing and distribution rights and thus were recorded and research and development expenses in the period incurred. This treatment is consistent with the provisions of EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”. Although EITF 95-8 applies to purchase business combinations, if applied to the contingent payments made pursuant to our SkyePharma agreement by analogy, it would support the treatment as research and development expenses. In EITF 95-8, the Task Force reached a consensus that an arrangement in which contingent payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is, in substance, compensation for post combination services rather than additional purchase price. By analogy, if SkyePharma did not perform the required research and development work to reach the next contingent payment milestone, the payment would be forfeited, which indicates that the subsequent payment is for post-acquisition research and development work and not additional purchase price of the marketing and distribution rights and therefore, the expensing of those amounts is appropriate. No subsequent milestone payments were made with respect to the EpiCept or Noven agreements.

The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense. We begin amortizing these intangible assets, using the straight-line method, upon acquisition. We also evaluate the useful life of the intangible asset on at least an annual basis to determine whether events and circumstances warrant a revision to the remaining useful life. Any changes in useful life would be reflected prospectively as the intangible asset is amortized over the revised remaining useful life.

August 16, 2006 supplemental response:

SkyePharma and EpiCept

With respect to our agreements with SkyePharma and EpiCept, we believe that we acquired contract-based intangible assets under the provisions of SFAS 142 that should be initially recognized and measured based on their fair values. The initial recognition and measurement provisions of SFAS 142 apply to intangible assets acquired individually, as is the case with our acquisition of the SkyePharma and EpiCept intangible assets, or as part of a group. Paragraphs B29, B30 and B37 of SFAS 142 are enumerated below (emphasis added):

B29. The Board noted that, to be recognized, intangible assets acquired in transactions other than business combinations must meet the four fundamental recognition criteria for assets in paragraph 63 of FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises. Those criteria are that the item meets the assets definition, it has an attribute that is measurable with sufficient reliability, the information about it is capable of making a difference in user decisions, and the information is representationally faithful, verifiable, and neutral.

B30. The Board observed that bargained exchange transactions that are conducted at arm’s length provide reliable evidence about the existence and fair value of acquired intangible assets. Accordingly, the Board concluded that those transactions provide a basis for recognizing those assets in the financial statements of the acquiring entities. The Board also observed that similarly reliable evidence about the existence and fair value of intangible assets that are developed internally is not generally available.

B37. The Board also noted that Statement 141 contains a presumption that an intangible asset that meets the contractual-legal criterion or the separability criterion also would meet the asset recognition criteria in Concepts Statement 5. The Board observed that intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination also may meet the asset recognition criteria in Concepts Statement 5 even though they do not meet either the contractual-legal criterion or the separability criterion (for example, specially-trained employees or a unique manufacturing process related to an acquired manufacturing plant). Such transactions commonly are bargained exchange transactions that are conducted at arm’s length, which the Board concluded provides reliable evidence about the existence and fair value of those assets. Thus, those assets should be recognized as intangible assets.

The acquisition of these intangible assets was the result of a lengthy bargained exchange transactions that were conducted at arm’s length. The FASB concluded that, as a result of a bargained exchange transaction, there is reliable evidence about the existence and fair value of the intangible asset. As a result, we recorded the intangible assets for SkyePharma and EpiCept in December 2002 and December 2003, respectively.

Consistent with the Board’s conclusion in SFAS 142, that an acquisition of an intangible asset in a bargained exchange transaction conducted at arm’s length provides reliable evidence about the existence, fair value and, thus, recognition of an intangible asset, the Company believed, at the time of the acquisitions, and continues to believe, that our transactions with SkyePharma and EpiCept meet the asset recognition criteria and thus have been recognized as intangible assets.

In addition to our conclusion that the recognition of the intangible assets is appropriate under the provisions of SFAS 142, we also evaluated whether or not the intangible assets that we acquired met the asset recognition criteria as defined in paragraph 25 of FASB Concepts Statement No. 6, Elements of Financial Statements (CON 6), “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Footnote 18 to CON 6 states:

Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in FASB Statement No. 5, Accounting for Contingencies, par. 3), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved (Webster’s New World Dictionary of the American Language, 2d college ed. [New York Simon and Schuster 1982], p. 1132). Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain (pars. 44-48).

Paragraph 26 of CON 6 states:

An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred. Assets commonly have other features that help identify them—for example, assets may be acquired at a cost and they may be tangible, exchangeable, or legally enforceable. However, those features are not essential characteristics of assets. Their absence, by itself, is not sufficient to preclude an item’s qualifying as an asset. That is, assets may be acquired without cost, they may be intangible, and although not exchangeable they may be usable by the entity in producing or distributing other goods or services. Similarly, although the ability of an entity to obtain benefit from an asset and to control others’ access to it generally rests on a foundation of legal rights, legal enforceability of a claim to the benefit is not a prerequisite for a benefit to qualify as an asset if the entity has the ability to obtain and control the benefit in other ways.

With respect to the SkyePharma intangible asset, although the agreement with SkyePharma provided us the marketing and distribution rights to both DepoDur® and Propofol IDD-DTM and Propofol IDD-DTM was at an earlier stage thus potentially not meeting the probable future economic benefit conditions, we believed that the value of DepoDur® alone supported the upfront payment which did not distinguish between the two products. Additionally, at the time we acquired the license rights, we performed a projected cash flow analysis and determined that it was probable that the value of the intangible asset at the acquisition date would be recovered through significant expected future cash flows. At the time of the license, DepoDur® was in Phase III clinical trial development and had already completed a successful Phase III clinical trial demonstrating that the product, when administered in patients undergoing hip surgery had a safety profile typical for an epidural opioid agent and that patients experienced dose-related post-operative pain relief for 48 hours. The results were statistically significant. Additional clinical trial results from ongoing trials, which were expected to come in the months following our licensing of the rights, were necessary for filing a New Drug Application (NDA) to the FDA expected by mid-2003, however, due to the fact that the active ingredient (morphine) was well characterized as an FDA approved drug for pain management, the indication for which DepoDur® would be seeking approval for was well characterized, the drug delivery technology for delivering the morphine was already used in an FDA approved drug (DepoCyt) and a successful Phase III clinical trial had been completed at the time of the licensing, we believed that the probable future economic benefit criteria was met. The NDA for DepoDur® was submitted to the FDA in July 2003, approved in May 2004 and became commercially available in December 2004. The net book value of the SkyePharma intangible asset was $15.9 million at December 31, 2005. Although we acknowledge and agree that there is no certainty in obtaining approval for drugs with the FDA, given the nature of this product we believe that the conditions for probable future economic benefit had been met with DepoDur®.

With respect to the EpiCept intangible asset, the patent rights we licensed from EpiCept provided us the opportunity to assert this patent against anyone trying to bring a lidocaine containing patch intended to treatment of back pain. This patent had probable future economic benefit to us as our most significant product, Lidoderm®, is a lidocaine containing patch. Although Lidoderm® is only promoted for its approved indication of post-herpetic neuralgia (the chronic pain after the onset of shingles), we believe that it is used off-label for back pain and have studied it for this indication. Presumably, a portion of the sales of Lidoderm® are related to the treatment of low back pain, therefore, the ability to keep a competitor from the marketplace utilizing this patent is a significant benefit to us. Lidoderm®’s annual net sales were $178.3 million at the time we acquired this intangible asset in December 2003 and $419.4 million in 2005. We believed, at the time of acquisition, and continue to believe that the expected cash flows from Lidoderm® will more than adequately cover the value of this intangible asset. The net book value of the EpiCept intangible asset was $6.3 million at December 31, 2005.

Since the acquisition of the SkyePharma intangible asset in December 2002, we have made three separate $5 million contingent milestone payments (a total of $15 million) based on development milestones achieved by SkyePharma. These payments were expensed as incurred consistent with our statement in our May 2003 response to your letter. Due to the fact that the contingent consideration in the contract is subject to forfeiture, we believe that this is a strong indicator that the contingent payments made to SkyePharma are compensation for post-acquisition services and thus period expenses and not additional purchase price of the intangible asset. This is consistent with the provisions of SFAS 142, and since the initial recognition and measurement provisions of SFAS 142 apply to intangible assets acquired individually, we applied it to our acquisition of the SkyePharma intangible asset.

Orexo

In accordance with the provisions of paragraph 11c. of SFAS No. 2, we capitalized the license rights obtained in the Orexo agreement due to the fact that the technology that we acquired has alternate future uses. We licensed the right to any and all formulations for treatment of pain based on Orexo’s proprietary sublingual, muco-adhesive technology containing fentanyl, sufentanil, alfentanil and/or remifentanil (in all forms an all derivatives thereof) as active ingredient(s), including all dosage strengths thereof and line extensions thereof, and including all improvements thereto. We determined that Orexo’s patented technology had alternative uses in addition to its use with the active ingredient fentanyl (Rapinyl™). RapinylTM is based on Orexo’s unique patented technology for sublingual administration. This novel pharmaceutical preparation is believed to provide rapid absorption of the active substance, a fast onset of action and patient convenience. At the time of acquisition, we anticipated and continue to reasonably expect that alternate future uses of Orexo’s technology include developing products containing the active ingredient sufentanil (which is the active ingredient in our early-developmental chronic pain pipeline product CHRONOGESICTM licensed to us from Durect in 2002 and is also the active ingredient in our recently acquired chronic pain pipeline product that is a patch also licensed to us from Durect). Other alternatives to utilize Orexo’s proprietary sublingual, muco-adhesive technology include the development of line extensions of some of our other pipeline products such as frovatriptan, oxymorphone and other opioid-based products. Finding and utilizing new delivery technologies is an important part of our business model and, in our history, we have been successful in developing new delivery mechanisms for already existing and FDA-approved drugs. We believe that these items qualify as alternate future uses in accordance with the criteria enumerated in sections 3.2.07 and 3.2.10 of the AICPA Practice Aid, Assets Acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries, which states:

3.2.07 For an asset acquired for use in an R&D activity to have an alternative future use, the task force believes that (a) it is reasonably expected that the combined enterprise will use the asset acquired in the alternative manner and anticipates economic benefit from that alternative use, and (b) the combined enterprise’s use of the asset acquired is not contingent on further development of the asset subsequent to the acquisition date, (that is, the asset can be used in the alternative manner in the condition in which it existed at the acquisition date).

3.2.10 Whether an acquired intangible asset to be used in R&D activities has an alternative future use (see paragraphs 3.3.06 and 3.2.07) depends on specific facts and circumstances. Facts and circumstances that suggest the presence of an alternative future use include: (a) it is reasonably expected that the combined enterprise will use the intangible asset being acquired in its current condition in another currently identifiable R&D project to be commenced at a future date (for example, the acquired intangible asset represents base [or core] technology that is reasonably expected to be used in future R&D projects), or (b) a specific IPR&D project comprises a number of subprojects or parts, certain of which are complete and for which it is reasonably expected that the subprojects or parts will be used other than in a current R&D project. Those circumstances suggest that the acquired intangible assets have alternative future uses.

Footnote #1 to paragraph 3.2.07 of the Practice Aid states, “The task force believes that reasonably expected connotes a slightly greater than 50 percent chance of occurring”. While best practices within this Practice Aid are written in the context of a business combination transaction, they also apply to an asset to be used in research and development activities that is acquired singly or as part of a group of assets. Based on our discussion above, we believe that the alternate future uses described above meet the criteria and thus qualify as alternate future use(s) and thus capitalization of the intangible asset is appropriate. The net book value of the Orexo intangible asset was $9.3 million at December 31, 2005.

During 2005, we expensed, as research and development, a $6.5 million milestone payment related to enrollment of the first patient in a clinical trial for Rapinyl™. This milestone payment only relates to the Rapinyl™ product, not the Orexo proprietary technology (which we reasonably expect to have alternate future uses) discussed above, and thus we determined that the alternate future use provisions, and thus the ability to capitalize as an intangible asset, did not apply to this payment. While we have evaluated the capitalization of the upfront payment and the expensing of the $6.5 million payment within the provisions of paragraph 53 of SFAS 2, we do not believe that its provisions apply in this instance since we believe that the $6.5 payment is separately identifiable due to the fact that it applies only to Rapinyl™, which does not have an alternate future use and thus we believe is not capitalizable as an intangible asset in accordance with the provisions of SFAS 2.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (610) 558-9800 (ext. 4408).

Very truly yours,

/s/ Joyce N. LaViscount
Joyce N. LaViscount, Chief Accounting Officer

cc:	Caroline B. Manogue, Executive Vice President, Chief Legal Officer